Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS UNDER IFRS

AS OF AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

( in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of September 30,
	Notes	2015	2015	2015
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	68,078	75,246	1,149
Intangible assets	5	7,931	8,740	133
Property, plant and equipment	4	54,206	57,403	876
Derivative assets	13,14	736	302	5
Available for sale investments	7	3,867	4,374	67
Non-current tax assets		11,409	11,551	176
Deferred tax assets		2,945	4,094	63
Other non-current assets	10	14,369	13,772	210

Total non-current assets		163,541	175,482	2,679

Inventories	8	4,849	5,571	85
Trade receivables		91,531	96,539	1,474
Other current assets	10	73,359	94,199	1,438
Unbilled revenues		42,338	47,806	730
Available for sale investments	7	53,908	123,315	1,883
Current tax assets		6,490	7,549	115
Derivative assets	13,14	5,077	3,075	47
Cash and cash equivalents	9	158,940	100,486	1,534

Total current assets		436,492	478,540	7,306

TOTAL ASSETS		600,033	654,022	9,985

EQUITY
Share capital		4,937	4,940	75
Share premium		14,031	14,335	219
Retained earnings		372,248	395,826	6,043
Share based payment reserve		1,312	1,776	27
Other components of equity		15,454	16,339	249

Equity attributable to the equity holders of the Company		407,982	433,216	6,613
Non-controlling interest		1,646	1,936	30

Total equity		409,628	435,152	6,643

LIABILITIES
Long - term loans and borrowings	11	12,707	15,884	243
Deferred tax liabilities		3,240	3,394	52
Derivative liabilities	13,14	71	71	1
Non-current tax liabilities		6,695	6,474	99
Other non-current liabilities	12	3,658	6,838	104
Provisions	12	5	12	—

Total non-current liabilities		26,376	32,673	499

Loans and borrowings and bank overdrafts	11	66,206	83,427	1,274
Trade payables and accrued expenses		58,745	61,515	940
Unearned revenues		16,549	17,040	260
Current tax liabilities		8,036	9,437	144
Derivative liabilities	13,14	753	1,124	17
Other current liabilities	12	12,223	12,451	190
Provisions	12	1,517	1,203	18

Total current liabilities		164,029	186,197	2,843

TOTAL LIABILITIES		190,405	218,870	3,342

TOTAL EQUITY AND LIABILITIES		600,033	654,022	9,985

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants	Chairman	Director
Firm’s Registration No: 101248W/W- 100022	& Managing Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner	Chief Financial Officer	Executive Director	Company Secretary
Membership No. 046476		& Chief Executive Officer

Mumbai	Bangalore
October 21, 2015	October 21, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,
	Notes	2014	2015	2015	2014	2015	2015
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer
Gross revenues	17	116,838	125,135	1,910	228,196	247,511	3,779
Cost of revenues	18	(80,866)	(85,824)	(1,310)	(155,807)	(170,611)	(2,605)
Gross profit		35,972	39,311	600	72,389	76,900	1,174

Selling and marketing expenses	18	(7,628)	(8,708)	(133)	(15,185)	(16,752)	(256)
General and administrative expenses	18	(6,605)	(6,847)	(105)	(12,792)	(13,700)	(209)
Foreign exchange gains/(losses), net		1,323	533	8	2,421	1,863	28

Results from operating activities		23,062	24,289	370	46,833	48,311	737

Finance expenses	19	(989)	(1,589)	(24)	(1,877)	(2,875)	(44)
Finance and other income	20	5,109	6,194	95	9,348	11,436	175
Profit before tax		27,182	28,894	441	54,304	56,872	868
Income tax expense	16	(6,199)	(6,486)	(99)	(12,141)	(12,431)	(190)

Profit for the period		20,983	22,408	342	42,163	44,441	678

Attributable to:
Equity holders of the Company		20,848	22,354	341	41,880	44,231	675
Non-controlling interest		135	54	1	283	210	3

Profit for the period		20,983	22,408	342	42,163	44,441	678

Earnings per equity share:	21
Attributable to equity share holders of the Company
Basic		8.49	9.10	0.14	17.05	18.01	0.27
Diluted		8.45	9.08	0.14	16.98	17.97	0.27

Weighted average number of equity shares used in computing earnings per equity share
Basic		2,455,543,231	2,456,285,585	2,456,285,585	2,455,543,231	2,456,223,408	2,456,223,408
Diluted		2,467,151,917	2,461,507,934	2,461,507,934	2,466,597,110	2,460,985,436	2,460,985,436

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Chairman & Managing Director	Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner Membership No. 046476	Chief Financial Officer	Executive Director & Chief Executive Officer	Company Secretary

Mumbai	Bangalore
October 21, 2015	October 21, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

( in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,
	Notes	2014	2015	2015	2014	2015	2015
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)

Profit for the period		20,983	22,408	342	42,163	44,441	678

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		(23)	(64)	(1)	(73)	(724)	(11)

		(23)	(64)	(1)	(73)	(724)	(11)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	15	771	1,924	29	1,603	3,527	54
Net change in fair value of cash flow hedges	13,16	679	(348)	(4)	430	(2,347)	(35)
Net change in fair value of available for sale investments	7,16	52	397	6	311	509	8

		1,502	1,973	31	2,344	1,689	27

Total other comprehensive income, net of taxes		1,479	1,909	30	2,271	965	16

Total comprehensive income for the period		22,462	24,317	372	44,434	45,406	694

Attributable to:
Equity holders of the Company		22,303	24,208	371	44,128	45,116	690
Non-controlling interest		159	109	2	306	290	4

		22,462	24,317	373	44,434	45,406	694

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Chairman & Managing Director	Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner Membership No. 046476	Chief Financial Officer	Executive Director & Chief Executive Officer	Company Secretary

Mumbai	Bangalore
October 21, 2015	October 21, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

( in millions, except share and per share data, unless otherwise stated)

Particulars	No. of Shares*	Share Capital	Share premium	Retained earnings	Share based payment reserve	Other components of equity			Shares held by controlled trust	Equity attributable to the equity holders of the Company	Non-controlling Interest	Total equity
						Foreign currency translation reserve	Cash flow hedging reserve	Other reserves

As at April 1, 2014	2,466,317,273	4,932	12,664	314,952	1,021	10,060	499	(87)	(542)	343,499	1,387	344,886

Total comprehensive income for the period
Profit for the period	—	—	—	41,880	—	—	—	—	—	41,880	283	42,163
Other comprehensive income	—	—	—	—	—	1,580	430	238	—	2,248	23	2,271

Total comprehensive income for the period	—	—	—	41,880	—	1,580	430	238	—	44,128	306	44,434

Transaction with owners of the Company, recognized directly in equity

Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	1,458,120	3	426	—	(426)	—	—	—	—	3	—	3
Dividends	—	—	—	(14,350)	—	—	—	—	—	(14,350)	(314)	(14,664)
Compensation cost related to employee share based payment transactions	—	—	—	(35)	692	—	—	—	—	657	—	657

	1,458,120	3	426	(14,385)	266	—	—	—	—	(13,690)	(314)	(14,004)

As at September 30, 2014	2,467,775,393	4,935	13,090	342,447	1,287	11,640	929	151	(542)	373,937	1,379	375,316

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		80	211	5,530	21	188	15	2	(9)	6,039	22	6,061

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

( in millions, except share and per share data, unless otherwise stated)

Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Other components of equity			Shares held by controlled trust	Equity attributable to the equity holders of the Company	Non-controlling Interest	Total equity
						Foreign currency translation reserve	Cash flow hedging reserve	Other reserves

As at April 1, 2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	—	407,982	1,646	409,628

Total comprehensive income for the period
Profit for the period	—	—	—	44,231	—	—	—	—	—	44,231	210	44,441
Other comprehensive income	—	—	—	—	—	3,447	(2,347)	(215)	—	885	80	965

Total comprehensive income for the period	—	—	—	44,231	—	3,447	(2,347)	(215)	—	45,116	290	45,406

Transaction with owners of the company, recognized directly in equity

Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	851,170	3	304	—	(304)	—	—	—	—	3	—	3
Dividends	—	—	—	(20,701)	—	—	—	—	—	(20,701)	—	(20,701)
Compensation cost related to employee share based payment transactions	—	—	—	48	768	—	—	—	—	816	—	816

	851,170	3	304	(20,653)	464	—	—	—	—	(19,882)	—	(19,882)

As at September 30, 2015	2,469,894,208	4,940	14,335	395,826	1,776	14,696	1,203	440	—	433,216	1,936	435,152

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		75	219	6,043	27	224	18	7	—	6,613	30	6,643

*	Includes 16,640,212 and 14,829,824 treasury shares as of September 30, 2014 and 2015, respectively.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Chairman & Managing Director	Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner Membership No. 046476	Chief Financial Officer	Executive Director & Chief Executive Officer	Company Secretary

Mumbai	Bangalore
October 21, 2015	October 21, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

( in millions, except share and per share data, unless otherwise stated)

	Six months ended September 30,
	2014	2015	2015
			Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)
Cash flows from operating activities:
Profit for the period	42,163	44,441	678
Adjustments:
Loss/ (gain) on sale of property, plant and equipment and intangible assets, net	14	(6)	—
Depreciation and amortization	5,909	6,897	105
Exchange loss, net	2,525	2,317	35
Gain on sale of investments, net	(2,252)	(1,251)	(19)
Share based compensation expense	582	782	12
Income tax expense	12,141	12,431	190
Dividend and interest (income)/expenses, net	(6,667)	(9,544)	(146)
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(2,658)	(4,616)	(70)
Unbilled revenue	(3,145)	(5,305)	(81)
Inventories	(484)	(722)	(11)
Other assets	(2,123)	1,394	21
Trade payables, accrued expenses and other liabilities and provision	(269)	2,829	43
Unearned revenue	746	491	7

Cash generated from operating activities before taxes	46,482	50,138	764

Income taxes paid, net	(10,985)	(12,369)	(189)

Net cash generated from operating activities	35,497	37,769	575

Cash flows from investing activities:
Purchase of property, plant and equipment	(5,857)	(7,498)	(114)
Proceeds from sale of property, plant and equipment	313	130	2
Purchase of available for sale investments	(319,076)	(432,130)	(6,597)
Proceeds from sale of available for sale investments	315,184	364,545	5,566
Impact of investment hedging activities, net	—	(99)	(2)
Investment in inter-corporate deposits	(13,000)	(33,252)	(508)
Refund of inter-corporate deposits	1,000	12,000	183
Payment for deferred consideration in respect of business acquisition	(243)	—	—
Payment for business acquisitions, net of cash acquired	(11,349)	(4,089)	(62)
Interest received	5,283	8,353	128
Dividend received	171	54	1

Net cash used in investing activities	(27,574)	(91,986)	(1,403)

Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	3	3	—
Repayment of loans and borrowings	(55,563)	(62,648)	(956)
Proceeds from loans and borrowings	55,660	76,074	1,161
Interest paid on loans and borrowings	(396)	(660)	(10)
Payment of cash dividend (including dividend tax thereon)	(14,672)	(20,701)	(316)

Net cash generated used in financing activities	(14,968)	(7,932)	(121)

Net decrease in cash and cash equivalents during the period	(7,045)	(62,149)	(949)
Effect of exchange rate changes on cash and cash equivalents	71	529	8
Cash and cash equivalents at the beginning of the period	114,201	158,713	2,423

Cash and cash equivalents at the end of the period (Note 9)	107,227	97,093	1,482

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Chairman & Managing Director	Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner Membership No. 046476	Chief Financial Officer	Executive Director & Chief Executive Officer	Company Secretary

Mumbai	Bangalore
October 21, 2015	October 21, 2015

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

( in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Services (“BPS”), globally.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 21, 2015.

2.	Basis of preparation of financial statements

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2015. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(ii)	Basis of preparation

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The condensed consolidated interim financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the Notes, where applicable. The accounting policies have been consistently applied to all periods presented in these condensed consolidated interim financial statements.

All amounts included in the condensed consolidated interim financial statements are reported in millions of Indian rupees (  in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(iii)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	The defined benefit asset/ (liability) is recognised at the present value of the defined benefit obligation less fair value of plan assets.

(iv)	Convenience translation (unaudited)

The accompanying condensed consolidated interim financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the condensed consolidated interim financial statements as of and for the six months ended September 30, 2015, have been translated into United States dollars at the certified foreign exchange rate of $ 1 = 65.50, as published by the Federal Reserve Board of Governors on September 30, 2015. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements is included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired, and liabilities and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Other estimates: The Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

Non-marketable equity investments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

3.	Significant accounting policies

Please refer to the Company’s Annual Report for the year ended March 31, 2015 for a discussion of the Company’s other critical accounting policies.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2015, except for the adoption of new standards and interpretations effective as of April 1, 2015. Although these amendments apply for the first time in the current financial year, they do not have a material impact on the condensed consolidated interim financial statements.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2015, and have not been applied in preparing these condensed consolidated interim financial statements. New standards, amendments to standards and interpretations that could have a potential impact on the consolidated financial statements of the Company are:

IFRS 9 – Financial instruments

In July 2014, the IASB completed its project to replace IAS 39, Financial Instruments: Recognition and Measurement by publishing the final version of IFRS 9: Financial Instruments. IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new guidance regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks. The new standard is effective for annual reporting periods beginning on or after January 1, 2018, while early application is permitted. The application of IFRS 9 may have a material impact on the classification, measurement and presentation of the Company’s financial assets and liabilities. The Company is currently assessing the impact of adopting IFRS 9 on the Company’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard permits the use of either the retrospective or cumulative effect transition method. The standard is effective for annual periods beginning on or after January 1, 2017; early application is permitted. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017. The Company is currently assessing the impact of adopting IFRS 15 on the Company’s consolidated financial statements.

4.	Property, plant and equipment

	Land	Buildings	Plant and machinery*	Furniture fixtures and equipment	Vehicles	Total
Gross carrying value:
As at April 1, 2014	3,687	24,062	72,310	12,347	966	113,372
Translation adjustment	2	66	451	13	(4)	528
Additions	—	112	6,198	429	11	6,750
Additions through business combination	—	105	1,027	189	1	1,322
Disposal / adjustments	—	(108)	(1,296)	(215)	(57)	(1,676)

As at September 30, 2014	3,689	24,237	78,690	12,763	917	120,296

Accumulated depreciation/impairment:
As at April 1, 2014	—	3,815	52,315	9,535	944	66,609
Translation adjustment	—	30	333	9	—	372
Depreciation	—	365	4,287	754	3	5,409
Disposal / adjustments	—	(95)	(1,077)	(123)	(54)	(1,349)

As at September 30, 2014	—	4,115	55,858	10,175	893	71,041

Capital work-in-progress						5,474

Net carrying value as at September 30, 2014						54,729

Gross carrying value:
As at April 1, 2014	3,687	24,062	72,310	12,347	966	113,372
Translation adjustment	(2)	50	122	(120)	(22)	28
Additions	—	446	11,978	873	36	13,333
Additions through business combination	—	89	871	120	1	1,081
Disposal / adjustments	—	(132)	(5,687)	(522)	(151)	(6,492)

As at March 31, 2015	3,685	24,515	79,594	12,698	830	121,322

Accumulated depreciation/impairment:
As at April 1, 2014	—	3,815	52,315	9,535	944	66,609
Translation adjustment	—	36	243	(71)	2	210
Depreciation	—	755	9,220	1,430	12	11,417
Disposal / adjustments	—	(93)	(5,149)	(258)	(149)	(5,649)

As at March 31, 2015	—	4,513	56,629	10,636	809	72,587

Net carrying value as at March 31, 2015	3,685	20,002	22,965	2,062	21	48,735

Capital work-in-progress						5,471

Net carrying value as at March 31, 2015						54,206

	Land	Buildings	Plant and machinery*	Furniture fixtures and equipment	Vehicles	Total
Gross carrying value:
As at April 1, 2015	3,685	24,515	79,594	12,698	830	121,322
Translation adjustment	11	168	1,294	82	(9)	1,546
Additions	—	207	6,661	426	8	7,302
Additions through business combination	—	14	—	40	1	55
Disposal / adjustments	—	—	(732)	(427)	(28)	(1,187)

As at September 30, 2015	3,696	24,904	86,817	12,819	802	129,038

Accumulated depreciation/impairment:
As at April 1, 2015	—	4,513	56,629	10,636	809	72,587
Translation adjustment	—	58	815	58	(3)	928
Depreciation	—	398	5,245	566	11	6,220
Disposal / adjustments	—	(39)	(698)	(323)	(21)	(1,081)

As at September 30, 2015	—	4,930	61,991	10,937	796	78,654

Capital work-in-progress						7,019

Net carrying value as at September 30, 2015						57,403

*	Including computer equipment and software

5.	Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31, 2015	Six months ended September 30, 2015

Balance at the beginning of the period	63,422	68,078
Translation adjustment	1,098	3,061
Acquisition through business combination, net	3,558	4,107

Balance at the end of the period	68,078	75,246

	Intangible assets
	Customer related	Marketing related	Total
Gross carrying value:
As at April 1, 2014	3,404	1,100	4,504
Translation adjustment	(118)	(23)	(141)
Acquisition through business combination	8,073	—	8,073

As at September 30, 2014	11,359	1,077	12,436

Accumulated amortization and impairment:
As at April 1, 2014	1,892	676	2,568
Translation adjustment	—	(31)	(31)
Amortization	359	52	411

As at September 30, 2014	2,251	697	2,948

Net carrying value as at September 30, 2014	9,108	380	9,488

Gross carrying value:
As at April 1, 2014	3,404	1,100	4,504
Translation adjustment	(1,015)	(95)	(1,110)
Disposal/ adjustment	—	(100)	(100)
Acquisition through business combination	8,228	—	8,228

As at March 31, 2015	10,617	905	11,522

	Intangible assets
	Customer related	Marketing related	Total

Accumulated amortization and impairment:
As at April 1, 2014	1,892	676	2,568
Translation adjustment	—	(104)	(104)
Deduction/ adjustment	—	(82)	(82)
Amortization and impairment	1,044	165	1,209

As at March 31, 2015	2,936	655	3,591

Net carrying value as at March 31, 2015	7,681	250	7,931

Gross carrying value:
As at April 1, 2015	10,617	905	11,522
Translation adjustment	60	88	148
Acquisition through business combination	597	741	1,338

As at September 30, 2015	11,274	1,734	13,008

Accumulated amortization and impairment:
As at April 1, 2015	2,936	655	3,591
Translation adjustment	—	48	48
Amortization	554	75	629

As at September 30, 2015	3,490	778	4,268

Net carrying value as at September 30, 2015	7,783	957	8,740

Amortization expense on intangible assets is included in selling and marketing expenses in the condensed consolidated interim statement of income.

6.	Business combination

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc, a Canadian entity, by acquiring 100% of its share capital and certain assets of IT services business of ATCO I-Tek Australia (hereafter the acquisitions are collectively referred to as ‘acquisition of ATCO I-Tek’) for an all-cash consideration of 11,071 (Canadian Dollars 198 million) post conclusion of closing conditions and fair value adjustments. ATCO I-Tek provides IT services to ATCO Group. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated

Net assets	1,330	(278)	1,052
Customer related intangibles	—	8,228	8,228
Deferred tax liabilities	—	(2,017)	(2,017)

Total	1,330	5,933	7,263

Goodwill			3,808

Total purchase price			11,071

The goodwill of 3,808 comprises value of expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

Designit AS

On August 6, 2015, the Company obtained control of Designit AS (“Designit”) by acquiring 100% of its share capital. Designit is a Denmark based global strategic design firm specializing in designing transformative product-service experiences. The acquisition will strengthen the Company’s digital offerings, combining engineering and transformative technology with human centered-design methods.

The acquisition was executed through a share purchase agreement for a consideration of 6,540 million (EUR 93 million) which includes a deferred earn-out component of 2,092 million (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at 1,287 million and recorded as part of preliminary purchase price allocation.

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated

Net assets	580	—	580
Customer related intangibles	—	597	597
Brand	—	638	638
Non-compete agreement	—	103	103
Deferred tax liabilities	—	(290)	(290)

Total	580	1,048	1,628

Goodwill			4,107

Total purchase price			5,735

Net assets acquired include 359 of cash and cash equivalents and trade receivables valued at 392.

The goodwill of 4,107 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The pro-forma effects of this acquisition on the Company’s operations were not material.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

7.	Available for sale investments

Available for sale investments consists of the following:

	As at March 31, 2015				As at September 30, 2015
	Cost*	Gross gain recognized directly in equity	Gross loss recognized directly in equity	Fair Value	Cost*	Gross gain recognized directly in equity	Gross loss recognized directly in equity	Fair Value
Investment in liquid and short-term mutual funds and others	56,437	1,340	(2)	57,775	125,780	1,909	—	127,689

Total	56,437	1,340	(2)	57,775	125,780	1,909	—	127,689

Current				53,908				123,315
Non-current				3,867				4,374

*	Available for sale investments include investments amounting to 105 (March 31, 2015: Nil) pledged for entering into currency future contracts.

8.	Inventories

Inventories consist of the following:

	As at
	March 31, 2015	September 30, 2015
Stores and spare parts	932	918
Raw materials and components	5	7
Finished goods and traded goods	3,912	4,646

	4,849	5,571

9.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2015 and September 30, 2015 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at
	March 31, 2015	September 30, 2015
Cash and bank balances	47,198	17,084
Demand deposits with banks (1)	111,742	83,402

	158,940	100,486

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consists of the following for the purpose of the cash flow statement:

	As at
	September 30, 2014	September 30, 2015
Cash and cash equivalents	108,811	100,486
Bank overdrafts	(1,584)	(3,393)

	107,227	97,093

10.	Other assets

	As at
	March 31, 2015	September 30, 2015
Current
Inter corporate and term deposits (1) (2)	38,500	59,752
Prepaid expenses	10,562	11,595
Due from officers and employees	3,488	3,154
Finance lease receivables	3,461	2,163
Advance to suppliers	2,430	2,095
Deferred contract costs	3,610	4,058
Interest receivable	5,290	5,990
Deposits	763	700
Balance with excise, customs and other authorities	1,786	1,703
Others (3) (4)	3,469	2,989

	73,359	94,199

Non current
Prepaid expenses including rentals for leasehold land	6,630	7,197
Finance lease receivables	2,899	2,280
Deferred contract costs	4,445	4,089
Deposits	65	26
Others	330	180

	14,369	13,772

Total	87,728	107,971

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months.

(2)	Term deposits include deposits amounting to 300 (March 31, 2015: 300) which are lien marked as margin money deposits for entering into currency future contracts.
(3)	Others include 3 (March 31, 2015: 77) due from Wipro Enterprises Private Limited (formerly Wipro Enterprises Limited) and its subsidiaries.
(4)	Others include 430 (March 31, 2015: 400) representing assets held for sale.

11.	Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2015	September 30, 2015
Short-term borrowings from banks	64,335	83,043
External commercial borrowings	9,375	9,839
Obligations under finance leases	4,878	5,962
Term loans	325	467

Total loans and borrowings	78,913	99,311

12.	Other liabilities and provisions

	As at
	March 31, 2015	September 30, 2015
Other liabilities
Current:
Statutory and other liabilities	3,530	2,962
Employee benefit obligations	4,802	5,993
Advance from customers	2,200	2,190
Others (1)	1,691	1,306

	12,223	12,451

Non-current:
Employee benefit obligations	3,062	5,153
Others	596	1,685

	3,658	6,838

Total	15,881	19,289

(1)	Others include 36 (March 31, 2015: 340) due to Wipro Enterprises Private Limited (formerly Wipro Enterprises Limited) and its subsidiaries

	As at
	March 31, 2015	September 30, 2015
Provisions
Current:
Provision for warranty	306	314
Others	1,211	889

	1,517	1,203

Non-current:
Provision for warranty	5	12

Total	1,522	1,215

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13.	Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at
	March 31, 2015		September 30, 2015
Designated derivative instruments

Sell		$836		$870
		£198		£243
		€220		€283
	AUD	83	AUD	122

Interest rate swaps		$150		$150

Net investment hedges in foreign operations

Others		$145		$125

Non designated derivative instruments

Sell		$1,304		$780
		£67		£52
		€60		€88
	AUD	53	AUD	28
		¥490		¥490
	SGD	13	SGD	3
	ZAR	69	ZAR	20
	CAD	30	CAD	11
	CHF	10	CHF	10

Buy		$790		$970

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at September 30,
	2014	2015

Balance as at the beginning of the period	567	4,268
Deferred cancellation gain/(loss)	—	48
Changes in fair value of effective portion of derivatives	559	(2,870)

Gain/ (loss) on cash flow hedging derivatives, net	559	(2,822)

Balance as at the end of the period	1,126	1,446

Deferred tax asset/(liability) thereon	(197)	(243)

Balance as at the end of the period, net of deferred tax	929	1,203

As at March 31, 2015, September 30, 2014 and 2015, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14.	Fair value hierarchy

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities. The fair value of financial assets and liabilities approximate their carrying amount largely due to the short-term nature of such assets and liabilities.

Investments in liquid and short-term mutual funds, which are classified as available-for-sale are measured using quoted market prices at the reporting date multiplied by the quantity held.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2015				As at September 30, 2015
Particulars	Fair value measurements at reporting date using				Fair value measurements at reporting date using
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3

Assets
Derivative instruments
- Cash flow hedges	4,237	—	4,237	—	1,835	—	1,835	—
- Net investment hedges	140	—	140	—	125	—	125	—
- Others	1,436	—	912	524	1,417	—	873	544

Available for sale financial assets:
- Investment in liquid and short-term mutual funds	10,202	10,202	—	—	43,965	43,965	—	—

- Other Investments	43,706	2,046	41,660	—	79,350	2,499	76,851	—

- Investment in equity instruments	3,867	—	—	3,867	4,374	—	—	4,374

Liabilities
Derivative instruments
- Cash flow hedges	80	—	80	—	437	—	437	—
- Net investment hedges	264	—	264	—	255	—	255	—
- Others	480	—	480	—	503	—	503	—

Contingent consideration	110	—	—	110	1,589	—	—	1,589

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As on September 30, 2015, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Available for sale investments (Investment in commercial papers): Fair value of available-for-sale financial assets is derived based on the indicative quotes of price and yields prevailing in the market as on September 30, 2015.

Details of assets and liabilities considered under Level 3 classification:

	Available for sale investments – Equity instruments	Derivative Assets – Others	Liabilities – Contingent consideration
Opening balance as on April 1, 2014	2,676	110	(789)
Additions	546	433	—
Disposals/ payouts	(916)	—	39
Measurement period adjustment to goodwill	—	—	193
Gain/loss recognized in statement of income	608	(19)	447
Gain recognized in other comprehensive income	953	—	—
Closing balance as on March 31, 2015	3,867	524	(110)

	Available for sale investments – Equity instruments	Derivative Assets – Others	Liabilities – Contingent consideration
Opening balance as on April 1, 2015	3,867	524	(110)
Additions	338	—	(1,373)
Gain/loss recognized in statement of income	—	20	—
Gain/loss recognized in foreign currency translation reserve	—	—	(69)
Gain/loss recognized in other comprehensive income	169	—	—
Loss included in ‘Finance Expense’ – Net change in fair value (unrealized)	—	—	(37)
Closing balance as on September 30, 2015	4,374	544	(1,589)

Description of significant unobservable inputs to valuation:

Item	Valuation technique	Significant unobservable inputs	Input	Sensitivity of the input to fair value
Available for sale investments in unquoted equity shares	Discounted cash flow model	Long term growth rate	2%	0.5% increase (decrease) in growth rate would result in increase (decrease) in fair value of AFS investments by 44, (40) respectively

		Discount rate	14%	0.5% increase (decrease) in discount rate would result in increase (decrease) in fair value of AFS investments by 85 (91) respectively

	Market multiple approach	Revenue multiple	4.1X	0.5% increase (decrease) in revenue multiple would result in increase (decrease) in fair value of AFS investments by 148 (152) respectively

Derivative assets	Option pricing model	Volatility of comparable companies	45%	2.5% increase (decrease) in volatility would result in increase (decrease) in fair value of the derivative asset by 34, (34) respectively

		Time to liquidation event	4.5 years	1 year increase (decrease) in time to liquidation event would result in increase (decrease) in fair value of the derivative asset by 67, (75), respectively

15.	Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at September 30,
	2014	2015
Balance at the beginning of the period	10,060	11,249

Translation difference related to foreign operations, net	1,506	4,017
Change in effective portion of hedges of net investment in foreign operations	74	(570)

Total change during the period	1,580	3,447

Balance at the end of the period	11,640	14,696

16.	Income taxes

Income tax expense / (credit) has been allocated as follows:

	Three months ended September 30,		Six months ended September 30,
	2014	2015	2014	2015

Income tax expense as per the statement of income	6,199	6,486	12,141	12,431
Income tax included in other comprehensive income on:
Unrealized gain on investment securities	23	169	64	62
Gain / (loss) on cash flow hedging derivatives	133	(82)	129	(475)
Defined benefit plan actuarial gains / (losses)	(7)	(18)	(21)	(204)

Total income taxes	6,348	6,555	12,313	11,814

Income tax expense consists of the following:

	Three months ended September 30		Six months ended September 30
	2014	2015	2014	2015
Current taxes
Domestic	5,098	5,322	10,188	10,155
Foreign	1,313	1,374	2,247	2,544

	6,411	6,696	12,435	12,699

Deferred taxes
Domestic	(411)	(166)	(311)	(264)
Foreign	199	(44)	17	(4)

	(212)	(210)	(294)	(268)

Total income tax expense	6,199	6,486	12,141	12,431

Income tax expense is net of reversal of provisions recorded in earlier periods, which are no longer required, amounting to (68) and 270 for the three months ended September 30, 2014 and 2015 respectively and 510 and 625 for the six months ended September 30, 2014 and 2015 respectively.

17.	Revenues

	Three months ended September 30,		Six months ended September 30,
	2014	2015	2014	2015

Rendering of services	107,795	119,468	211,641	233,334
Sale of products	9,043	5,667	16,555	14,177

Total revenues	116,838	125,135	228,196	247,511

18.	Expenses by nature

	Three months ended September 30,		Six months ended September 30,
	2014	2015	2014	2015
Employee compensation	56,947	61,314	110,836	120,321
Sub-contracting/technical fees	13,082	15,880	24,772	30,441
Cost of hardware and software	8,197	5,375	15,694	13,565
Travel	5,312	5,984	10,350	11,641
Facility expenses	3,802	4,060	7,037	8,125
Depreciation and amortization	3,075	3,530	5,909	6,897
Communication	1,221	1,281	2,501	2,559
Legal and professional fees	880	943	1,663	1,923
Rates, taxes and insurance	598	636	1,058	1,296
Advertisement	371	618	701	1,051
Provision for doubtful debt	285	444	577	663
Miscellaneous expenses	1,329	1,314	2,686	2,581

Total cost of revenues, selling and marketing and general and administrative expenses	95,099	101,379	183,784	201,063

19.	Finance expense

	Three months ended September 30,		Six months ended September 30,
	2014	2015	2014	2015
Interest expense	227	325	429	641
Exchange fluctuation on foreign currency borrowings, net	762	1,264	1,448	2,234

Total	989	1,589	1,877	2,875

20.	Finance and other income

	Three months ended September 30,		Six months ended September 30,
	2014	2015	2014	2015

Interest income	3,693	5,328	6,925	10,131
Dividend income	62	28	171	54
Gain on sale of investments	1,354	838	2,252	1,251

Total	5,109	6,194	9,348	11,436

21.	Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended September 30,		Six months ended September 30,
	2014	2015	2014	2015

Profit attributable to equity holders of the Company	20,848	22,354	41,880	44,231
Weighted average number of equity shares outstanding	2,455,543,231	2,456,285,585	2,455,543,231	2,456,223,408
Basic earnings per share	8.49	9.10	17.05	18.01

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended September 30		Six months ended September 30
	2014	2015	2014	2015

Profit attributable to equity holders of the Company	20,848	22,354	41,880	44,231
Weighted average number of equity shares outstanding	2,455,543,231	2,456,285,585	2,455,543,231	2,456,223,408
Effect of dilutive equivalent share options	11,608,686	5,222,349	11,053,879	4,762,028

Weighted average number of equity shares for diluted earnings per share	2,467,151,917	2,461,507,934	2,466,597,110	2,460,985,436

Diluted earnings per share	8.45	9.08	16.98	17.97

22.	Employee benefits

a)	Employee costs include

	Three months ended September 30,		Six months ended September 30,
	2014	2015	2014	2015

Salaries and bonus	55,494	59,510	107,960	116,852
Employee benefit plans
Gratuity	134	278	323	464
Contribution to provident and other funds	1,059	1,226	1,971	2,223
Share based compensation	260	300	582	782

	56,947	61,314	110,836	120,321

b)	The employee benefit cost is recognized in the following line items in the statement of income

	Three months ended September 30,		Six months ended September 30,
	2014	2015	2014	2015

Cost of revenues	47,192	51,888	93,308	101,835
Selling and marketing expenses	5,645	6,027	11,077	11,775
General and administrative expenses	4,110	3,399	6,451	6,711

	56,947	61,314	110,836	120,321

The Company has granted 83,000 and 2,830,400 options under RSU option plan during the three and six months ended September 2015 respectively (Nil and 2,480,000 for three and six months ended September 30, 2014); 10,000 and 1,497,700 options under ADS during the three and six months ended September 2015 respectively (35,000 and 1,689,500 for three and six months ended September 30, 2014).

23.	Commitments and contingencies

Capital commitments: As at March 31, 2015 and September 30, 2015, the Company had committed to spend approximately  1,262 and 1,557 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2015 and September 30, 2015, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately 21,235 and  23,637, respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2010 and the aggregate demand is 46,515 (including interest of 13,673). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to year ended March 31, 2004.

On similar issues for years prior to years ended March 2001, the Hon’ble High Court in Karnataka has upheld the claim of the Company under section 10A of the Act. For the years ended March 31, 2008 and March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For year ended March 31, 2010, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

For year ended March 31, 2011, the Company received the draft assessment order in March 2015, on similar grounds as that of earlier years, with a demand of 7,852 (including interest of 2,547).

Considering the facts and nature of disallowance and the orders of the appellate authority and the Honorable Karnataka High Court upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The Contingent liability in respect of disputed demands for excise duty, customs duty, sales tax and other matters amounts to 2,560 and 2,624 as of March 31, 2015 and September 30, 2015, respectively.

24.	Segment information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). It also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, digital, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended September 30, 2014 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total

Revenue	28,411	12,176	15,218	18,333	19,894	15,203	—	109,235	9,152	(226)	118,161

Segment Result	6,245	2,422	3,205	5,000	4,034	3,496	608	25,010	62	(1,023)	24,049
Unallocated								(987)	—	—	(987)

Segment Result Total								24,023	62	(1,023)	23,062

Finance expense											(989)
Finance and other income											5,109
Profit before tax											27,182
Income tax expense											(6,199)
Profit for the period											20,983
Depreciation and amortization											3,075

Information on reportable segment for the three months ended September 30, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total

Revenue	32,253	13,746	18,112	17,664	22,562	16,091	—	120,428	5,442	(202)	125,668

Segment Result	6,935	3,044	3,262	3,497	4,801	3,137	—	24,676	(208)	(455)	24,013
Unallocated								276	—	—	276

Segment Result Total								24,952	(208)	(455)	24,289

Finance expense											(1,589)
Finance and other income											6,194
Profit before tax											28,894
Income tax expense											(6,486)
Profit for the period											22,408
Depreciation and amortization											3,530

Information on reportable segment for the six months ended September 30, 2014 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total

Revenue	56,476	23,466	29,945	35,155	39,004	30,272	—	214,318	16,812	(513)	230,617

Segment Result	12,869	4,553	6,393	9,553	8,402	7,258	583	49,611	227	(1,394)	48,444

Unallocated								(1,611)	—	—	(1,611)

Segment Result Total								48,000	227	(1,394)	46,833

Finance expense											(1,877)
Finance and other income											9,348
Profit before tax											54,304
Income tax expense											(12,141)
Profit for the period											42,163
Depreciation and amortization											5,909

Information on reportable segment for the six months ended September 30, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total

Revenue	63,273	26,734	35,492	35,241	44,086	31,375	—	236,201	13,616	(443)	249,374

Segment Result	13,948	5,803	6,402	7,309	9,128	5,835	—	48,425	(69)	(851)	47,505

Unallocated								806	—	—	806

Segment Result Total								49,231	(69)	(851)	48,311

Finance expense											(2,875)
Finance and other income											11,436
Profit before tax											56,872
Income tax expense											(12,431)
Profit for the period											44,441
Depreciation and amortization											6,897

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended September 30		Six months ended September 30
	2014	2015	2014	2015

India	10,668	12,073	21,739	25,427
Americas	57,133	64,094	110,009	125,155
Europe	30,884	30,629	62,251	60,635
Rest of the world	19,476	18,872	36,618	38,157

	118,161	125,668	230,617	249,374

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the six months ended September 30, 2014 and 2015.

Notes:

a)	‘Reconciling items’ includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenues include excise duty of 2 and Nil for the six months ended September 30, 2014 and 2015, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

g)	For evaluating the performance of the individual business segments, amortization of intangibles arising out of business combinations are reported in reconciling items.

h)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

25.	List of subsidiaries as of September 30, 2015 are provided in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro Inc).			USA
	Wipro Gallagher Solutions Inc	Opus Capital Markets Consultants LLC	USA

	Infocrossing Inc.		USA
	Wipro Promax Analytics Solutions LLC [Formerly Promax Analytics Solutions Americas LLC]		USA
	Wipro Insurance Solutions LLC Macaw Merger Inc. Wipro IT Services Inc		USA USA USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technology Austria GmbH(A) (Formerly Wipro Holdings Austria GmbH) Wipro Digital Aps (A)	Austria Denmark
		3D Networks (UK) Limited Wipro Europe Limited ((formerly SAIC Europe Limited)) (A)	U.K. U.K.
		Wipro Promax Analytics Solutions (Europe) Limited [formerly Promax Analytics Solutions (Europe) Ltd]	UK

Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary

	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp Zoo		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Technologies Australia Pty Ltd (formerly Promax Applications Group Pty Ltd)		Australia

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV.		Netherland

		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro IT Services Ukraine LLC	Ukraine
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
		Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd) (A)	Australia

	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC Wipro Technologies Spain S.L.		Sultanate of Oman Spain
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

Wipro LLC a wholly owned subsidiary of Wipro Limited has invested in Drivestream Inc and holds 19.02% of equity.

(A)	Step Subsidiary details of Wipro Information Technogoty Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Promax Holdings Pty Ltd and Wipro Digital Aps are as follows:

Subsidiaries	Subsidiaries	Country of Incorporation
Austria
Wipro Information Technogoty Austria GmbH (Formerly Wipro Holdings Austria GmbH)
	Wipro Technologies Austria GmbH	Austria
	New Logic Technologies SARL	France
Wipro Europe Limited (formerly SAIC Europe Limited)		U.K.
	Wipro UK Limited	U.K.
	Wipro Europe SARL	France
Wipro Portugal S.A.		Portugal
	SAS Wipro France	France
	Wipro Retail UK Limited	U.K.
	Wipro do Brasil Technologia Ltda	Brazil
	Wipro Technologies Gmbh	Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd	Brazil
Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)		Australia
	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)	Australia

Wipro Digital Aps	Designit A/S Designit Denmark A/S Designit MunchenGmbH Denextep Consulting S.L Designit Oslo A/S Designit Sweden AB Designit T.L.V Ltd. Designit Tokyo Ltd.	Denmark Denmark Denmark Germany Spain Norway Sweden Israel Japan

26.	Bank Balances

Details of balances with banks as of September 30, 2015 are as follows:

Bank Name	In Current Account	In Deposit Account	Total
Axis Bank	8	26,616	26,624
Bank of Baroda	—	17,640	17,640
ICICI Bank	46	14,223	14,269
Citi Bank	4,586	981	5,567
Corporation Bank	—	4,743	4,743
Yes Bank	22	4,500	4,522
Vijaya Bank	—	4,300	4,300
Canara Bank	—	4,150	4,150
Oriental Bank of Commerce	—	4,000	4,000
HSBC	1,994	982	2,976
Wells Fargo Bank	1,813	—	1,813

Bank Name	In Current Account	In Deposit Account	Total
Bank of Montreal	788	—	788
HDFC	457	134	591
Standard Chartered Bank	342	135	477
Saudi British Bank	153	262	415
Others including cash and cheques on hand	6,875	736	7,611

Total	17,084	83,402	100,486

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Chairman & Managing Director	Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner Membership No. 046476	Chief Financial Officer	Executive Director & Chief Executive Officer	Company Secretary

Mumbai	Bangalore
October 21, 2015	October 21, 2015